EXHIBIT 21.2

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
LIST OF SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2005

Name Of Subsidiary	Business	State of Organization
Centerior Funding Corporation	Special-Purpose Finance	Delaware

Cleveland Electric Financing Trust	Special-Purpose Finance	Delaware

Shippingport Capital Trust	Special-Purpose Finance	Delaware

Exhibit Number 21, List of Subsidiaries of the Registrant at December 31, 2005, is not included in the printed document.